UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ____)*


Destiny Media Technologies Inc.
(Name of Issuer)

common stock, par value $0.001 per share
(Title of Class of Securities)

25063G 20 4
(CUSIP Number)

May 31, 2007
(Date of Event which Requires
Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [X]  Rule 13d-1(b) For IA & IAR
    [X]  Rule 13d-1(c) For LP if any
    [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 25063G 20 4	SCHEDULE 13G	Page 2 of 8


1	Names of Reporting Persons

	Proximity Fund, LP

	IRS Identification No. of Above Person (entities only)

	94-3303099

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		California

			5	Sole Voting Power

				1,665,000

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				3,165,000

		8	Shared Dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	3,165,000

10	Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*	      [ ]

11	Percent of Class Represented by Amount in Row 9

	6.23%

12	Type of Reporting Person (See Instructions)

	PN


CUSIP No. 25063G 20 4	SCHEDULE 13G	Page 3 of 8


1	Names of Reporting Persons

	Proximity Capital LLC

	IRS Identification No. of Above Person (entities only)

	94-3303098

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		Delaware

			5	Sole Voting Power

				1,665,000

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				3,165,000

		8	Shared Dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	3,165,000

10	Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*	      [ ]

11	Percent of Class Represented by Amount in Row 9

	6.23%

12	Type of Reporting Person (See Instructions)

	IA


CUSIP No. 25063G 20 4	SCHEDULE 13G	Page 4 of 8


1	Names of Reporting Persons

	Geoffrey M. Crosby

	IRS Identification No. of Above Person (entities only)

	-----------

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		US

			5	Sole Voting Power

				1,665,000

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				3,165,000

		8	Shared Dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	3,165,000

10	Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*	      [ ]

11	Percent of Class Represented by Amount in Row 9

	6.23%

12	Type of Reporting Person (See Instructions)

	IN


 CUSIP No. 25063G 20 4	SCHEDULE 13G	Page 5 of 8


Item 1(a).	Name of Issuer.

	Destiny Media Technologies Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices.

	1055 West Hastings Street, Suite 1040, Vancouver, British
Columbia Canada V6E 2E9

Item 2(a).	Name of Person Filing.

	Proximity Fund, LP, Proximity Capital LLC, and Geoffrey M.
Crosby

Item 2(b).	Address of Principal Business Office or, if none,
Residence.

	The business address of Proximity Fund, LP, Proximity
Capital LLC, and Geoffrey M. Crosby is 1 Montgomery Street,
Suite 3300, San Francisco, CA  94104.

Item 2(c).	Citizenship.

	Proximity Fund, LP is a California limited partnership, Proximity Capital LLC is a Delaware limited liability company, and Geoffrey M. Crosby is a United States citizen.

Item 2(d).	Title of Class of Securities.

	common stock, par value $0.001 per share

Item 2(e).	CUSIP Number.

	25063G 20 4

Item 3.	If this statement is filed pursuant to 240.13d-1(b)
or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)  [ ] Bank as defined in section 3(a)(6) of the Act (15
U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).


CUSIP No. 25063G 20 4	SCHEDULE 13G	Page 6 of 8


(d) [ ] Investment company registered under section 8 of the Investment Company act of 1940 (15 U.S.C. 80a-8).

(e)  [X] An investment adviser in accordance with 240.13d-
1(b)(1)(ii)(E). (for Proximity Capital LLC only)

(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g) [X] A parent holding company or control person in accordance with 240.13b-1(b)(1)(ii)(G). (for Geoffrey M. Crosby only)

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment
Company act of 1940 (15 U.S.C. 80a-3).

(j)  [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

	Reference is made hereby made to Items 5-9 and 11 of pages two (2), three (3) and four(4) of this Schedule 13G, which Items are incorporated by reference herein. The reported securities include 1,500,000 common stock of Destiny Media
Technologies Inc. for which Proximity Fund, LP holds warrants.




CUSIP No. 25063G 20 4	SCHEDULE 13G	Page 7 of 8


Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of
Another Person.

	Proximity Capital LLC is deemed to be the beneficial owner of the number of securities reflected in Item 5-9 and 11 of page three (3) of this Schedule 13G pursuant to separate arrangements whereby it acts as investment adviser to certain persons. Each person for whom Proximity Capital LLC acts as investment adviser has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock purchased or held pursuant to such arrangements. Geoffrey M. Crosby is deemed to be the beneficial owner of the number of securities reflected in Items 5-9 and 11 on page four (4) of this Schedule 13G pursuant to his ownership interest in Proximity Capital LLC.

Item 7.	Identification and Classification of the Subsidiary
which Acquired the Security Being Reported on by the Parent
Holding Company.

	Not applicable.

Item 8.	Identification and Classification of Members of the
Group.

	Not applicable.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below, Proximity Fund, LP, Proximity Capital LLC, and Geoffrey M. Crosby certify that, to the best of their knowledge and belief, the securities referred to above on pages two (2), three (3), and four (4) of this Schedule 13G were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



CUSIP No. 25063G 20 4	SCHEDULE 13G	Page 8 of 8


Signature


	After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:	December 6, 2007

	Proximity Fund, LP


	/s/ Geoffrey M. Crosby
	________________________
	By:  Geoffrey M. Crosby
	its: managing member of Proximity Capital
LLC, its general partner


	Proximity Capital LLC



	/s/ Geoffrey M. Crosby
	________________________
	By:  Geoffrey M. Crosby
	its: managing member


	Geoffrey M. Crosby



	/s/ Geoffrey M. Crosby
	________________________
	By:  Geoffrey M. Crosby
	its:


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)